Exhibit 99.95

Consent of Independent Auditor

We consent to the use of (i) our report dated March 20, 2018, with respect to the consolidated financial statements of Immunovaccine Inc. as at and for the years ended December 31, 2017 and 2016 which appears in Exhibit 99.83, to the Registration Statement on Form 40-F for the registration of the common shares of Immunovaccine Inc., without par value (the “Registration Statement”), and (ii) our report dated March 30, 2017, with respect to the consolidated financial statements of Immunovaccine Inc. as at and for the years ended December 31, 2016 and 2015 which appears in Exhibit 99.10, included in the Registration Statement. We also consent to the reference to us (i) under the heading “Interest of Experts,” which appears in the Annual Information Form for the year ended December 31, 2017, included in Exhibit 99.81 to the Registration Statement, and (ii) under the heading “Interest of Experts,” which appears in the Annual Information Form for the year ended December 31, 2016, included in Exhibit 99.12 to the Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Halifax, Nova Scotia, Canada

May 1, 2018